UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,558,643*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,558,643*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,643*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.00%†
14	TYPE OF REPORTING PERSON PN

*	Based on 8,558,643 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 8,558,643 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,558,643*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,558,643*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,643*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.00%†
14	TYPE OF REPORTING PERSON OO

*	Based on 8,558,643 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 8,558,643 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,906,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,906,553*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,906,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.93%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 8,558,643 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by certain managed accounts for which Antara Capital LP serves as investment manager (the “Managed Accounts”).

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on infromation provided by the Issuer to the Reporting Persons. period ended June 30, 2019, plus (ii) 8,558,643 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,906,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,906,553*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,906,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.93%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 8,558,643 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 8,558,643 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,906,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,906,553*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,906,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.93%†
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 8,558,643 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 8,558,643 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 347,910 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment No. 3”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), and together with this Amendment No. 4, this “Schedule 13D”). This Amendment No. 4 relates to the common stock, par value $.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 8,906,553 shares of Common Stock, issuable upon exercise of the Warrants. For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon a total of 15,212,815 shares of Common Stock outstanding as of December 31, 2020, in reliance on information provided by the Issuer to the Reporting Persons.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	8,558,643	36.00%
Antara Capital	8,906,553	36.93%
Antara GP	8,906,553	36.93%
Antara Fund GP	8,558,643	36.00%
Himanshu Gulati	8,906,553	36.93%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Accounts. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Accounts.

(c) Except as provided in Item 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by amending and restating clause (j) of Item 6 in its entirety as follows:

(j)	Amendment to Forbearance Agreement and Second Incremental Amendment to Financing Agreement; Second Amendment to Forbearance Agreement and Omnibus Amendment; Warrant Exchange

Antara Master Fund entered into that certain Amendment to Forbearance Agreement and Second Incremental Amendment to Financing Agreement, dated as of March 24, 2020, by and among the Issuer, Antara Master Fund, Cortland Capital Market Services LLC, as administrative agent and collateral agent (the “Collateral Agent”), and other entities from time to time party thereto (the “Second Incremental Amendment”). Pursuant to the Second Incremental Amendment, Antara Master Fund agreed to, among other things, (a) include certain additional events of default to the list of Specified Defaults (as defined in the Incremental Amendment) with respect to which Antara Master Fund agreed to forbear from exercising certain rights, remedies, powers, privileges and defenses under the Financing Agreement and certain other loan agreements for a specified period of time and (b) provide to the Issuer in the aggregate $3,061,224.49 in additional term loan commitments (the “Second Incremental Term Loans”). In addition, pursuant to the Second Incremental Amendment, the Issuer agreed that (i) on or before March 31, 2020, the Issuer and its subsidiaries would deposit into a deposit account subject to a control agreement, and retain for application to general corporate purposes, up to $3,000,000 in funds advanced to the Issuer or its subsidiaries by the United States Postal Service (“USPS”) for claimed reimbursements for certain previously provided services (the “USPS Reimbursements”); and (ii) on or before March 31, 2020, the Issuer and its subsidiaries would make a mandatory prepayment to the Collateral Agent of fifty percent of the USPS Reimbursements within one business day after receipt of immediately available funds in respect of the USPS Reimbursements to be applied first to pay all interest then owing and unpaid in respect of the Second Incremental Term Loans and then to reduce the outstanding principal balance of the Second Incremental Term Loans (the “Prepayment”).

Effective March 31, 2020, the Issuer, Antara Master Fund and the Collateral Agent entered into a waiver and agreement to issue warrant (the “Waiver Agreement”), pursuant to which (i) the parties extended until April 10, 2020 the deadline for depositing the USPS Reimbursements into the deposit account subject to a control agreement and (ii) Antara Master Fund fully waived and rescinded the Prepayment obligation. In exchange, the Issuer agreed to issue to Antara Master Fund on May 29, 2020 a warrant to purchase up to 3,250,000 shares of Common Stock at an exercise price of $2.50 per share.

On October 20, 2020, the Issuer, the Collateral Agent and the lenders under the Financing Agreement entered into a second amendment to forbearance agreement and omnibus amendment to loan documents (the “Omnibus Amendment”). The Omnibus Amendment extends the forbearance period under the Incremental Amendment and Second Incremental Amendment until December 31, 2020. The Omnibus Amendment also expands the definition of “Specified Defaults” to include additional events of default and/or expected or anticipated events of default arising under the Financing Agreement and related loan documents. In addition, the Omnibus Amendment provided for (i) the issuance to each of the lenders of warrants to purchase its ratable share of up to 500,000 shares of Common Stock at a price of $0.01 per share with a 10-year expiration (the “Incremental Warrants”) and (ii) at the election of the lenders, the exchange of each warrant to purchase a share of Common Stock with an exercise price of $2.50 per share held by such lender for warrants to purchase 0.64 shares of Common Stock at an exercise price of $0.01 per share (“Exchange Warrants”, and together with the Incremental Warrants, the “New Warrants”).

On December 31, 2020, the Issuer (i) issued the Incremental Warrants to the lenders under the Financing Agreement and (ii) entered into separate Warrant Exchange Agreements with each of Antara Master Fund (the “Antara Exchange Agreement”) and one of the Managed Accounts (the “Managed Account Exchange Agreement”). Pursuant to the Antara Exchange Agreement, the Issuer exchanged certain warrants to purchase, in the aggregate, 7,843,797 shares of Common Stock with an exercise price of $2.50 per share for Exchange Warrants to purchase 5,020,030 shares of Common Stock. Pursuant to the Managed Account Exchange Agreement, the Issuer exchanged certain warrants to purchase, in the aggregate, 81,203 shares of Common Stock with an exercise price of $2.50 per share for Exchange Warrants to purchase 51,970 shares of Common Stock. The New Warrants, together with the warrants issued by the Issuer to the reporting persons from time to time which are in effect, shall collectively be referred to as the “Warrants”.

The foregoing summaries of the material terms of the Second Incremental Amendment, Waiver Agreement, Omnibus Amendment, the Antara Exchange Agreement, the Managed Account Exchange Agreement, the Exchange

Warrants and the Incremental Warrants are not complete and each such summary is qualified in its entirety by reference to the text of such agreements, copies of which are filed herewith as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, and 10 the terms of which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description

1	Amendment to Forbearance Agreement and Second Incremental Amendment to Financing Agreement, dated March 24, 2020, by and among EVO Transportation & Energy Services, Inc., Antara Capital Master Fund LP, Cortland Capital Market Services LLC, as administrative agent and collateral agent, and other entities from time to time party thereto, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by EVO Transportation & Energy Services, Inc. on March 30, 2020.

2	Waiver and Agreement to Issue Warrant, dated March 31, 2020, between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by EVO Transportation & Energy Services, Inc. on April 7, 2020.

3	Second Amendment to Forbearance Agreement and Omnibus Amendment to Loan Documents dated October 20, 2020 between EVO Transportation & Energy Services, Inc., each subsidiary of EVO Transportation & Energy Services, Inc., various lenders from time to time party thereto, and Cortland Capital Market Services LLC, as administrative agent and collateral agent, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by EVO Transportation & Energy Services, Inc. on October 26, 2020.

4	Warrant Exchange Agreement, dated as of December 31, 2020, by and between Antara Capital Master Fund LP and EVO Transportation & Energy Services, Inc.

5	Warrant Exchange Agreement, dated as of December 31, 2020, by and between Corbin ERISA Opportunity Fund Ltd and EVO Transportation & Energy Services, Inc.

6	Warrant, dated December 31, 2020, by and between Antara Capital Master Fund LP and EVO Transportation & Energy Services, Inc.

7	Warrant, dated December 31, 2020, by and between Corbin ERISA Opportunity Fund Ltd and EVO Transportation & Energy Services, Inc.

8	Warrant, dated December 31, 2020, by and between Antara Capital Master Fund LP and EVO Transportation & Energy Services, Inc.

9	Warrant, dated December 31, 2020, by and between Corbin ERISA Opportunity Fund Ltd and EVO Transportation & Energy Services, Inc.

10	Warrant, dated December 31, 2020, by and between Hudson Park Capital II Fund LP and EVO Transportation & Energy Services, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP
not in its individual corporate capacity,
but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	01/25/21

ANTARA CAPITAL LP
By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	01/25/21

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	01/25/21

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	01/25/21

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: 01/25/21